Mail Stop 4561

December 23, 2005

James L. Conway, Chief Executive Officer
Netsmart Technologies, Inc.
3500 Sunrise Highway
Great River, New York 11739

          RE: **Netsmart Technologies, Inc.**
                Registration Statement on Form S-3
                File No. 333-127238
                Filed on October 27, 2005 and December 9, 2005
                Form 10-K for the year ended December 31, 2004
                Filed on March 18, 2005 and amended on December 9, 2005
                Form 10-Q for the quarterly period ended March 31, 2005
                Filed on May 11, 2005 and amended on December 9, 2005
                Form 10-Q for the quarterly period ended June 30, 2005
                Filed on August 10, 2005 and amended on December 9, 2005
                Form 8-K filed on September 28, 2005 and amended on December 9, 2005
                Form 10-Q for the quarterly period ended September 30, 2005
                Filed on November 14, 2005 and amended on December 9, 2005

Dear Mr. Conway:

       We have limited our review of your filings to those issues we have addressed in our comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Where You Can Find More Information, page 10

1. We note that on December 9, 2005, you amended your Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2005 and Form 10-K for the year ended December 31, 2004. Please revise this section to reflect the filing of these amended Forms 10-Q and Form 10-K.

Item 17. Undertakings

2. Please provide the undertakings set forth in Item 512(a)(5) and (a)(6) of Regulation S-K, as applicable.

Quarterly Report on Form 10-Q for the period ended March 31, 2005

Item 4. Controls and Procedures, page 23

3. We reissue a portion of our prior comment 25. Clarify whether the company believes the material weaknesses identified on page 23 still exist at the end of the period covered by the report

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or Anne Nguyen, Special Counsel at (202) 551- 3611. If you require further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc.   Nancy D. Lieberman, Esq.
         by facsimile 516-822-4824